Item 77C  DWS RREEF Real Estate Fund II, Inc.

Registrant incorporates by
 reference to its Proxy Statement
filed on April 7, 2009 (SEC
Accession No. 0000950123-09-006162).
A Special Meeting of Stockholders of
 DWS RREEF Real Estate Fund, Inc. (the "Fund") was held on May 20, 2009 at the New
 York Marriott East Side,
525 Lexington Avenue,
New York, New York 10017.
The following matter was
voted upon by the Stockholders
of the Fund (the resulting
 votes are presented below).
1. The approval of the
liquidation and dissolution
of DWS RREEF Real Estate Fund II,
Inc. pursuant to a plan of
 Liquidation and Dissolution:

Number of Votes:
For
Against
Abstain
13,292,347
6,568,678
568,768

The proposal to liquidate the Fund
was not approved since the
affirmative vote did not
constitute a majority of the Fund's
 outstanding common stock
 and preferred stock.
Therefore, the Fund will
continue to exist as a
closed-end registered investment
company in accordance with its
stated investment objective and policies.